Timmins Gold Files Annual Documents

March 24, 2017 Vancouver, BC - Timmins Gold Corp. (the “Company”) (TSX: TMM, NYSE MKT: TGD) hereby notifies shareholders, in accordance with the requirements of the NYSE MKT LLC, that the Company’s audited financial statements for the years ended December 31, 2016 and 2015 are available on the Company’s website at www.timminsgold.com. Shareholders may also request a hard copy of the complete audited financial statements free of charge either through a link on the Company’s website or at info@timminsgold.com. The Company’s annual report on Form 40-F has been filed with the Securities and Exchange Commission and is available at www.sec.gov and also at www.timminsgold.com.

Contact:

Timmins Gold Corp.
Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.